

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

September 1, 2011

Via E-Mail

Guy P. Lander, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005

> **Re: Kent International Holdings, Inc.**
> **Schedule 13E-3 filed August 22, 2011**
> **File No. 5-44313**
> **Schedule 14C filed August 22, 2011**
> **File No. 0-20726**

Dear Mr. Lander:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. Please advise us as to what consideration was given to whether Biotechnology Value Fund and Messrs. Paul Koether and Bryan Healey are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include them as filing persons. For help in making this determination, please review Interpretive Response 201.05 in the Going Private Transactions section of the

Division's Compliance and Disclosure Interpretations. We may have further comment.

2. We note the disclosure under various items of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

3. General Instruction C to Schedule 13E-3 requires that, if the statement is filed by a corporation, the information called for by selected items must be given with respect to persons having designated relationships with the corporation. Please make all disclosures required by the items referenced in General Instruction C with respect to each executive officer and director of the issuer and Kent Financial. This would include, without limitation, the information required by Items 1003(a) through (c), 1005(a) through (c) and (e) and by Item 1008 of Regulation M-A.

Schedule 14A

4. We note that the section Cautionary Statements appears after the Summary Term Sheet. Please move the Special Factors section so that it appears immediately after the Summary Term Sheet. Refer to Rule 13e-3(e)(1)(ii).

Summary Term Sheet, page 3

5. Please describe, here and under the Special Factors section, both the benefits and detriments to the subject company, affiliates and unaffiliated security holders. Refer to Item 1013(d) and Instruction 2 to Item 1013 of Regulation M-A. Please also discuss the following detriments to unaffiliated security holders relating to the reverse stock split:
   - The loss of the rights and protections that the federal securities laws provide to security holders;
   - The loss of the substantive disclosure requirements that the federal securities laws, including the Sarbanes Oxley Act of 2002, require of public companies; and
   - The termination of the reporting obligations for officers, directors, and principal stockholders required of public companies.

Fairness Determination by Board of Directors, page 5

6. We note that the board and Kent Financial believe the transaction is substantively and procedurally fair to "the shareholders of the Company." Please revise to state

whether each of the board and Kent Financial believes the transaction is substantively and procedurally fair to the <u>unaffiliated</u> shareholders of the Company. Refer to Item 1014(a) of Regulation M-A. Please similarly revise the fairness discussion on page 12.

<u>Special Factors, page 7</u>

<u>Background of the Transaction, page 7</u>

7. Please revise to describe each contact, meeting, or negotiation that took place regarding the reverse stock split, any alternative structures or transactions and the substance of the discussions or negotiations at each meeting. Please identify any counsel and the members of management who were present at each meeting. For example, please describe any contacts by management or the members of the board with Biotechnology Value Fund, Kent Financial and Seidman.

<u>Purpose and Reasons for the Reverse Stock Split, page 10</u>

8. For each filing person, please state the reasons for undertaking the Rule 13e-3 transaction at this particular time, as compared to another time in the operating history of the company. Refer to Item 1013(c) of Regulation M-A.

<u>Fairness of the Reverse Stock Split, page 11</u>

9. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed going concern value and liquidation value. See Q&A No. 20 in Exchange Act Release No. 17719.

<u>Alternatives to the Reverse Stock Split, page 13</u>

10. We note that an issuer tender offer, merger, and a sale of the company were considered as alternatives. Please further describe why an issuer tender offer or merger would be more costly. Please revise to describe any alternatives, including continuing as a public company, that were considered by the other filing persons and each filing person's reasons for rejecting each of the alternatives. Refer to Item 1013(b) of Regulation M-A.

Effects of the Reverse Stock Split, page 13

> 11. Please clarify whether affiliates will be able to take advantage of any net operating loss carryforwards and, if so, how this impacted the decision to structure the transaction in this manner.

Effects on our Shareholders, page 14

> 12. We note that the board reserves the right to change the ratio of the reverse stock split and to mail a notice to shareholders about the modification. Please advise us as to whether modifying the ratio of the reverse stock split would require stockholder approval and another consent solicitation, information statement and Schedule 13E-3 since a different reverse stock split ratio will have different consequences as to who will remain as a shareholder and who will be cashed out.

Valuation Presentation of Seidman & Co., page 16

> 13. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Seidman & Co. during your evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that you have not already filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. For example, please summarize and file the Integra Realty Resources appraisal.

> 14. For each method of analysis, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average, mean or median values calculated. Please include comparable information for the issuer, including any projections or forecasts, if the financial advisor considered this information. It may be useful if this additional information is disclosed in tabular format. If applicable, please revise to discuss why any particular multiples or ranges were used in each analysis. Please also identify the comparable transactions or companies that were used in each analysis.

Security Ownership of Certain Beneficial Owners and Management, page 25

> 15. In your next amendment, please disclose the beneficial ownership information as of the most recent practicable date.

<u>Federal Income Tax Consequences of the Reverse Stock Split, page 27</u>

> 16. Please describe the federal income tax consequences of the merger to each filing person. See Item 1013(d) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions